September 29, 2008

Re:	Tesoro Corporation
Draft Amendment to Form 10-K for the Fiscal Year Ended December 31, 2007
Originally filed February 29, 2008
Draft Amendment to Form 10-Q for the Quarter Ended March 31, 2008
Originally filed May 7, 2008
Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405
Attention: Mr. H. Roger Schwall,
By our response letter dated and filed on August 4, 2008 (the “Response Letter”), we notified the Staff of the Commission that we would amend our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Q for the quarter ended March 31, 2008 (the “Amendments”) to include in a footnote condensed consolidating financial information as required by Rule 3-10(f) of Regulation S-X with a separate column for: (1) the parent company; (2) the guarantor subsidiaries on a combined basis; (3) any non-guarantor subsidiaries on a combined basis; (4) consolidating adjustments; and (5) the total consolidated amounts. Prior to our filing of the Amendments, we request that the Staff review the attached drafts of the Amended Form 10-K and Amended Form 10-Q.
Over the past several weeks, we have been preparing the condensed consolidating financial information for the three years ended December 31, 2007 and the quarters ended March 31, 2007 and 2008. The preparation took longer than anticipated as a result of additional analysis we had to perform on our cash flow statement disclosures to properly reflect the impact of non-cash intercompany expense allocations to the guarantor and non-guarantor subsidiaries. In addition, we have been diligently working on the required amendment to our Form 10-Q for the quarter ended June 30, 2008 to conform the condensed statements of consolidated cash flows to the presentation in our 2007 Form 10-K/A. We have also included a draft of our Form 10-Q/A for the quarter ended June 30, 2008 for your review.
The attached drafts are marked from the original filings for your convenience. We would be pleased to discuss any questions or comments the Staff may have. Please direct any comments or questions to Mr. Otto Schwethelm, Senior Vice President, Chief Financial Officer and Treasurer, at (210) 283-2343 or by facsimile at (210) 745-4445. At which time we understand that the Staff has no further remaining comments on the attached drafts we will submit our amended filings.

Securities and Exchange Commission
September 29, 2008

In the Response Letter, we also notified the Staff of the Commission regarding comment No. 2 in the Staff’s letter dated July 10, 2008 that we reviewed the percentages disclosed on page 51 of our Schedule 14A Proxy Statement for Bruce Smith in 2007 and determined that the incorrect calculation was not material to the overall disclosure of Mr. Smith’s total compensation. As previously discussed, we will include the correct percentages in our next Schedule 14A Proxy Statement.
Very truly yours,
/s/ Otto C. Schwethelm

Otto C. Schwethelm
Senior Vice President, Chief Financial Officer and Treasurer
Attachments

cc:	Jennifer O’Brien (Securities and Exchange Commission) Jill S. Davis (Securities and Exchange Commission)